PRICING SUPPLEMENT NO. 900BF
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-162195
Dated May 27, 2010



# Deutsche Bank AG Yield Optimization Notes with Contingent Protection

**$3,999,971.80 Deutsche Bank AG Securities linked to the common stock of Cisco Systems, Inc. due June 3, 2011**

Optimization

## Investment Description

Yield Optimization Notes with Contingent Protection (the "**Securities**") are senior unsecured obligations of Deutsche Bank AG, London Branch (the "**Issuer**") with returns linked to the performance of the common stock of Cisco Systems, Inc. (the "**Reference Underlying**"). The Securities pay a monthly coupon (specified below) and provide either a return of your initial investment or shares of the Reference Underlying at maturity. The coupon is designed to compensate you for the risk that you may receive a share of the Reference Underlying at maturity for each Security you hold, the value of which, on the Final Valuation Date, will be worth less than your initial investment. At maturity you will receive 100% of your initial investment if the Final Price of the Reference Underlying is greater than or equal to the Trigger Price. If the Final Price of the Reference Underlying is less than the Trigger Price, at maturity you will receive for each Security one share of the Reference Underlying (subject to adjustments in the case of certain events described in the accompanying product supplement). Each Security will have a face amount (the "**Face Amount**") equal to the Closing Price of one share of the Reference Underlying on the Trade Date. Deutsche Bank AG will make monthly coupon payments (the "**Coupon Payments**") during the term of the Securities regardless of the performance of the Reference Underlying. **Investing in the Securities involves significant risks. You may lose some or all of your initial investment and will not participate in any appreciation in the value of the Reference Underlying from the Trade Date through the Final Valuation Date. The contingent protection feature applies only if you hold the Securities to maturity. Any payment on the Securities, including any contingent protection, is subject to the creditworthiness of the Issuer.**

## Features

❑ **Income:** Regardless of the performance of the Reference Underlying, Deutsche Bank AG will pay you coupons designed to compensate you for the possibility that you could lose some or all of your initial investment.

❑ **Tactical Investment Opportunity:** If you believe the Reference Underlying will trend sideways over the term of the Securities — moving neither positively, by more than the coupon paid on the Securities nor negatively, by more than the amount of contingent protection — the Securities may provide improved performance compared to a direct investment in the Reference Underlying.

❑ **Contingent Protection Feature:** If you hold the Securities to maturity and the Final Price of the Reference Underlying is equal to or greater than the Trigger Price on the Final Valuation Date, you will receive 100% of your initial investment at maturity, subject to the creditworthiness of Deutsche Bank AG. You will not participate in any appreciation in the value of the Reference Underlying. If you hold the Securities to maturity and the Final Price of the Reference Underlying is less than the Trigger Price on the Final Valuation Date, you will receive one share of the Reference Underlying for each Security you hold, which will likely be worth less than your initial investment and may have no value at all.

## Key Dates

| | |
|---|---|
| Trade Date | May 27, 2010 |
| Settlement Date | June 2, 2010 |
| Final Valuation Date[1] | May 31, 2011 |
| Maturity Date[2] | June 3, 2011 |

[1] Subject to postponement and as described under "Description of Securities—Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.

[2] In the event the Final Valuation Date is postponed, the Maturity Date will be the third business day after the Final Valuation Date as postponed.

## Security Offerings

We are offering Yield Optimization Notes with Contingent Protection linked to the common stock of Cisco Systems, Inc.

| Reference Underlying | Ticker | Relevant Exchange | Coupon Per Annum[†] | Initial Price of a Share of the Reference Underlying | Trigger Price | CUSIP/ISIN |
|---|---|---|---|---|---|---|
| Common stock of Cisco Systems, Inc. | CSCO | NASDAQ Global Select Market | 11.00% per annum | $23.65 | $18.92, equal to 80% of the Initial Price | 25154N 48 0 / US25154N4806 |

† The coupon will be paid monthly in arrears in twelve equal installments as described under "Coupon Payment Dates" below.

**See "Additional Terms Specific to the Securities" in this pricing supplement. The Securities will have the terms specified in product supplement BF dated December 3, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these Securities are a part, the prospectus dated September 29, 2009 and this pricing supplement. See "Key Risks" on page 6 of this pricing supplement and "Risk Factors" beginning on page 7 in the accompanying product supplement.**

**Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest in the Securities offered hereby, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409. You may revoke your offer to purchase Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, Securities prior to their issuance. We will notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of the Securities. You may also choose to reject such changes, in which case we may reject your offer to purchase Securities.**

*Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of Securities or passed upon the accuracy or the adequacy of this pricing supplement, the underlying supplement, the accompanying prospectus, the prospectus supplement and product supplement BF. Any representation to the contrary is a criminal offense. The Securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.*

| Offering of Securities | Price to Public | | Discounts and Commissions | | Proceeds to Us |
|---|---|---|---|---|---|
| | Total | Per Security | Total | Per Security | Total |
| Cisco Systems, Inc. | $3,999,971.80 | 100% | $79,999.44 | 2.00% | $3,919,972.36 |

Deutsche Bank Securities Inc. ("**DBSI**") is our affiliate. For more information, see "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

### *CALCULATION OF REGISTRATION FEE*

| Title of Each Class of Securities Offered | Maximum Aggregate Offering Price | Amount of Registration Fee |
|---|---|---|
| Notes | $3,999,971.80 | $285.20 |

**UBS Financial Services Inc.**                                                                     **Deutsche Bank Securities**

## Additional Terms Specific to the Securities

You should read this pricing supplement, together with the product supplement BF dated December 3, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these Securities are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement BF dated December 3, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312509246890/d424b21.pdf
- Prospectus supplement dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf
- Prospectus dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

*References to "Deutsche Bank AG," "we," "our" and "us" refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this pricing supplement, "Securities" refers to the Yield Optimization Notes with Contingent Protection that are offered hereby, unless the context otherwise requires. This pricing supplement, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Key Risks" in this pricing supplement and "Risk Factors" in the accompanying product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.*

## Investor Suitability

The suitability considerations identified below are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review "Key Risks" on page 6 of this pricing supplement and "Risk Factors" on page 7 of the accompanying product supplement.

**The Securities may be suitable for you if:**

- You are willing to receive shares of the Reference Underlying at maturity that may be worth less than the Face Amount or may have no value at all.
- You believe the price of the Reference Underlying is not likely to appreciate by more than the sum of the Coupon Payments made on the applicable Securities.
- You believe the Final Price of the Reference Underlying is not likely to be less than the Trigger Price on the Final Valuation Date.
- You are willing to make an investment that will be exposed to the downside performance of the Reference Underlying in the event that the Final Price is less than the Trigger Price on the Final Valuation Date.
- You are willing to accept the risk of fluctuations in the market price of the Reference Underlying.
- You are willing to forgo the dividends paid on the Reference Underlying.
- You are willing to invest in the Securities based on the coupon rate of 11.00% per annum.
- You are willing to hold the Securities to maturity, a term of 12 months, and accept that there may be no secondary market for the Securities.
- You are comfortable with the creditworthiness of Deutsche Bank AG, as Issuer of the Securities.

**The Securities may not be suitable for you if:**

- You seek an investment that is 100% principal protected.
- You are not willing to receive shares of the Reference Underlying at maturity.
- You believe the market price of the Reference Underlying is likely to appreciate during the term of the Securities by more than the sum of the Coupon Payments made on the applicable Securities.
- You believe the Final Price of the Reference Underlying will be less than the Trigger Price.
- You are not willing to accept the risks of owning equities in general or the Reference Underlying in particular.
- You prefer to receive the dividends paid on the Reference Underlying.
- You prefer lower risk and, therefore, accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.
- You are unable or unwilling to hold the Securities to maturity.
- You seek an investment for which there will be an active secondary market.
- You are not willing or are unable to assume the credit risk associated with Deutsche Bank AG, as Issuer of the Securities.

2

## Final Terms

| | |
|---|---|
| Issuer | Deutsche Bank AG, London Branch |
| Issue Price | Equal to the Initial Price (as defined below) of the Reference Underlying |
| Term | 12 months |
| Reference Underlying | Common stock of Cisco Systems, Inc. (Ticker: CSCO) |
| Coupon Payments | Coupons paid monthly in arrears on an unadjusted basis on the Coupon Payment Dates in twelve equal installments based on the coupon rate per annum (as set forth below), regardless of the performance of the Reference Underlying.<br>**Reference Underlying Coupon Rate per annum**<br>Cisco Systems, Inc.          11.00% per annum |
| Face Amount per Security | Equal to the Initial Price (as defined below) of the Reference Underlying |
| Trade Date | May 27, 2010 |
| Settlement Date | June 2, 2010 |
| Final Valuation Date* | May 31, 2011 |
| Maturity Date* | June 3, 2011 |
| Coupon Payment Dates* | Coupons will be paid monthly in arrears in twelve equal installments on the coupon payment dates listed below:<br><br>July 2, 2010        January 3, 2011<br>August 2, 2010     February 2, 2011<br>September 2, 2010   March 2, 2011<br>October 4, 2010     April 4, 2011<br>November 2, 2010   May 2, 2011<br>December 2, 2010   June 3, 2011 |
| Installments | 0.9167% of the Face Amount, or $0.2168 per Security. |
| Payment at Maturity (per Security) | If the Final Price of the Reference Underlying is greater than or equal to the Trigger Price, you will be entitled to a cash payment on the Maturity Date (in addition to the final Coupon Payment) equal to the Face Amount.<br>If the Final Price is less than the Trigger Price, you will receive one share of the Reference Underlying per Security (subject to adjustments in the case of certain corporate events as described in the accompanying product supplement).<br>*The Securities are not principal protected. The Reference Underlying you may receive at maturity could be worth less than your initial investment and may have no value at all.* |
| Initial Price | $23.65, the Closing Price of one share of the Reference Underlying on the Trade Date. |
| Final Price | The Closing Price of one share of the Reference Underlying on the Final Valuation Date multiplied by the Share Adjustment Factor. |
| Trigger Price | $18.92, equal to 80% of the Initial Price of the Reference Underlying. |
| Closing Price | On any scheduled trading day, the last reported sale price of the Reference Underlying on the relevant exchange, as determined by the calculation agent. |
| Share Adjustment Factor | Initially 1.0, subject to adjustment for certain actions affecting the Reference Underlying. See "Description of Securities – Anti-dilution Adjustments for Common Stock" in the accompanying product supplement. |

\* The Final Valuation Date, Maturity Date and Coupon Payment Dates above are subject to adjustments as described under "Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.

## Determining Payment at Maturity Per Security



Trade Date

Final Valuation Date

You will receive a cash payment on the Maturity Date equal to the Face Amount of your Securities, plus the final Coupon Payment. You will not participate in any appreciation in the value of the Reference Underlying.

You will receive one share of the Reference Underlying for each Security you own (subject to adjustments in the case of certain corporate events as described in the accompanying product supplement). If the Closing Price of the Reference Underlying on the Maturity Date is less than the Initial Price, the shares you receive at maturity will be worth less than the Face Amount of your Securities.

**Your Securities are not principal protected. If the Final Price is less than the Trigger Price, you will receive one share of the Reference Underlying for each Security you own. In that case, the shares you receive may be worth significantly less than your original investment amount and may have no value at all.**

## What are the Tax Consequences of an Investment in the Securities?

You should review carefully the section of the accompanying product supplement entitled "U.S. Federal Income Tax Consequences." Although the tax consequences of an investment in the Securities are unclear, we believe that it is reasonable to treat a Security for U.S. federal income tax purposes as a put option (the "**Put Option**"), written by you to us with respect to the Reference Underlying, secured by a cash deposit equal to the Issue Price of the Security (the "**Deposit**"), which will bear an annual yield based on our cost of borrowing, as shown below. Under this treatment, less than the full amount of each Coupon Payment will be attributable to the interest on the Deposit, and the excess of each Coupon Payment over the portion of the Coupon Payment attributable to the interest on the Deposit will represent a portion of the option premium attributable to your grant of the Put Option (the "**Put Premium**"), as shown below:

| Reference Underlying | Coupon Rate per Annum | Interest on Deposit per Annum | Put Premium per Annum |
|---|---|---|---|
| Cisco Systems, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 11.00% | 1.23% | 9.77% |

Under this treatment, (a) interest on the Deposit will be taxed as ordinary interest income, while the Put Premiums will not be taken into account prior to sale, exchange or maturity of the Securities, and (b) assuming you purchase the Securities at issuance for their Issue Price, (i) if at maturity you receive cash equal to the Face Amount of your Securities and the final Coupon Payment, you will recognize short-term capital gain in an amount equal to the total Put Premiums received, and (ii) if at maturity you receive the Reference Underlying, you generally will not recognize gain or loss with respect to the Put Premiums or the Reference Underlying received; instead the total Put Premiums will reduce your basis in the Reference Underlying.

Due to the absence of authorities that directly address instruments that are similar to the Securities, significant aspects of the U.S. federal income tax consequences of an investment in the Securities are uncertain. We do not plan to request a ruling from the Internal Revenue Service (the "**IRS**"), and the IRS or a court might not agree with the tax treatment described in this pricing supplement and the accompanying product supplement. If the IRS were successful in asserting an alternative treatment for the Securities, the tax consequences of ownership and disposition of the Securities could be affected materially and adversely.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the Securities would be viewed as similar to the typical prepaid forward contract described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect.

Recently enacted legislation requires certain individuals who hold "debt or equity interests" in any "foreign financial institution" that are not "regularly traded on an established securities market" to report information about such holdings on their U.S. federal income tax returns, generally for tax years beginning in 2011, unless a regulatory exemption is provided.

**Neither we nor UBS Financial Services Inc. provides any advice on tax matters. Prospective investors should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the Securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.**

## Hypothetical Examples

The following table and hypothetical examples below illustrate the Payment at Maturity for a hypothetical range of performance of the Reference Underlying. The following examples and table are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Underlying relative to its Initial Price. We cannot predict the Final Price of the Reference Underlying. You should not take these examples as an indication or assurance of the expected performance of the Reference Underlying. You should consider carefully whether the Yield Optimization Notes are suitable to your investment goals. The numbers in the examples and table below have been rounded for ease of analysis.

The following examples and table illustrate the Payment at Maturity per Security on a hypothetical offering of securities based on the following assumptions*:

| | |
|---|---|
| Term: | 12 months |
| Hypothetical coupon per annum**: | 10.50% (or $0.175 per month) |
| Hypothetical initial price of the Reference Underlying: | $20.00 per share |
| Hypothetical Trigger Price: | $16.00 (80.00% of the Initial Price) |
| Face Amount: | $20.00 per Security (set equal to the Initial Price) |

---

\*     Actual coupon rate, Initial Price, Trigger Price and Face Amount are set forth under "Final Terms."
\*\*    Coupon payments will be paid monthly in arrears during the term of the Securities on an unadjusted basis.

**Scenario 1: The Final Price of the Reference Underlying is equal to or greater than the hypothetical Trigger Price of $16.00.**

Since the Final Price of the Reference Underlying is not less than the hypothetical Trigger Price of $16.00, your initial investment is protected and you will receive at maturity a cash payment equal to the Face Amount of the Securities. This investment would outperform an investment in the Reference Underlying if the price appreciation of the Reference Underlying (plus dividends, if any) is less than 10.50% at maturity.

**If the Closing Price of the Reference Underlying on the Final Valuation Date is $20.00 (no change in the price of the Reference Underlying):**

| | | |
|---|---|---|
| Payment at Maturity: | $20.00 | |
| Coupons: | $ 2.10 | ($0.175 × 12 = $2.10) |
| Total: | $22.10 | |
| Total return on the Securities: | 10.50% | |

In this example, the total return on the Securities is 10.50% while the return on the Reference Underlying would be 0.00% if you invested in the Reference Underlying directly (excluding any dividends).

**If the Closing Price of the Reference Underlying on the Final Valuation Date is $26.00 (an increase of 30%):**

| | | |
|---|---|---|
| Payment at Maturity: | $20.00 | |
| Coupons: | $ 2.10 | ($0.175 × 12 = $2.10) |
| Total: | $22.10 | |
| Total return on the Securities: | 10.50% | |

In this example, the total return on the Securities is 10.50%, which is less than the return of 30.00% you would have received if you had invested in the Reference Underlying directly (excluding any dividends).

**If the Closing Price of the Reference Underlying on the Final Valuation Date is $17.00 (a decline of 15%):**

| | | |
|---|---|---|
| Payment at Maturity: | $20.00 | |
| Coupons: | $ 2.10 | ($0.175 × 12 = $2.10) |
| Total: | $22.10 | |
| Total return on the Securities: | 10.50% | |

In this example, the total return on the Securities is 10.50% while the return on the Reference Underlying would be a loss of 15.00% if you invested in the Reference Underlying directly (excluding any dividends).

**Scenario 2: The Final Price of the Reference Underlying is less than the hypothetical Trigger Price of $16.00.**

Since the Final Price of the Reference Underlying is less than the hypothetical Trigger Price of $16.00, you will receive at maturity one share of the Reference Underlying for each Security you hold. The value received at maturity and the total return on the Securities at that time depend on the Closing Price of the Reference Underlying on the Maturity Date.

**If the Closing Price of the Reference Underlying on the Maturity Date is $10.00 (a decline of 50%):**

| | | |
|---|---|---|
| Value on the Maturity Date of share received: | $ 10.00 | |
| Coupons: | $ 2.10 | ($0.175 × 12 = $2.10) |
| Total: | $ 12.10 | |
| Total return on the Securities: | -39.50% | |

In this example, the total return on the Securities is a loss of 39.50% while the return on the Reference Underlying would be a loss of 50.00% if you invested in the Reference Underlying directly (excluding any dividends). In this example, you will receive one share of the Reference Underlying per Security at maturity.

| Reference Underlying | | The Hypothetical Final Price is Greater Than or Equal to the Hypothetical Trigger Price | | The Hypothetical Final Price is Less Than the Hypothetical Trigger Price | |
|---|---|---|---|---|---|
| Hypothetical Final Price(1) | Stock Price Return(2) | Total Payment at Maturity + Coupon Payments(3) | Total Return on the Securities at Maturity(4) | Value of Share Delivered at Maturity + Coupon Payments(5) | Total Return on the Securities at Maturity(6) |
| $30.00 | 50.00% | $22.10 | 10.50% | N/A | N/A |
| $29.00 | 45.00% | $22.10 | 10.50% | N/A | N/A |
| $28.00 | 40.00% | $22.10 | 10.50% | N/A | N/A |
| $27.00 | 35.00% | $22.10 | 10.50% | N/A | N/A |
| $26.00 | 30.00% | $22.10 | 10.50% | N/A | N/A |
| $25.00 | 25.00% | $22.10 | 10.50% | N/A | N/A |
| $24.00 | 20.00% | $22.10 | 10.50% | N/A | N/A |
| $23.00 | 15.00% | $22.10 | 10.50% | N/A | N/A |
| $22.00 | 10.00% | $22.10 | 10.50% | N/A | N/A |
| $21.00 | 5.00% | $22.10 | 10.50% | N/A | N/A |
| $20.00 | 0.00% | $22.10 | 10.50% | N/A | N/A |
| $19.00 | -5.00% | $22.10 | 10.50% | N/A | N/A |
| $18.00 | -10.00% | $22.10 | 10.50% | N/A | N/A |
| $17.00 | -15.00% | $22.10 | 10.50% | N/A | N/A |
| $16.00 | -20.00% | $22.10 | 10.50% | N/A | N/A |
| $15.00 | -25.00% | N/A | N/A | $17.10 | -15.50% |
| $14.00 | -30.00% | N/A | N/A | $16.10 | -20.50% |
| $13.00 | -35.00% | N/A | N/A | $15.10 | -25.50% |
| $12.00 | -40.00% | N/A | N/A | $14.10 | -30.50% |
| $11.00 | -45.00% | N/A | N/A | $13.10 | -35.50% |
| $10.00 | -50.00% | N/A | N/A | $12.10 | -40.50% |

(1) If the hypothetical Final Price of the Reference Underlying is not less than the hypothetical Trigger Price, the hypothetical Final Price is as of the Final Valuation Date. If the hypothetical Final Price of the Reference Underlying is less than the hypothetical Trigger Price, the hypothetical Final Price is as of the Maturity Date.

(2) The stock price return range is provided for illustrative purposes only. The actual stock price return may be below -50% and you therefore may lose up to 100% of your initial investment.

(3) Payment consists of the Face Amount plus hypothetical Coupon Payments of 10.50% per annum.

(4) The total return on the Securities at maturity includes hypothetical Coupon Payments of 10.50% per annum.

(5) The cash equivalent of one share of the Reference Underlying plus hypothetical Coupon Payments of 10.50% per annum.

(6) If the hypothetical Final Price is less than the hypothetical Trigger Price, the total return at maturity will be positive only in the event that the market price of the Reference Underlying on the Maturity Date is substantially greater than the hypothetical Final Price of such Reference Underlying on the Final Valuation Date. **Such an increase in price is not likely to occur.**

An investment in the Securities involves significant risks. Some of the risks that apply to an investment in the Securities offered hereby are summarized below, and we urge you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Securities offered hereby.

♦ **YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS OF YOUR INITIAL INVESTMENT** — The Securities do not guarantee any return of your initial investment. The return on the Securities at maturity is linked to the performance of the Reference Underlying and will depend on whether, and to the extent which, the Final Price is less than the Trigger Price on the Final Valuation Date. Your initial investment is protected so long as the Final Price is equal to or greater than the Trigger Price on the Final Valuation Date. If the Final Price is less than the Trigger Price on the Final Valuation Date, you will be fully exposed to any decline in the price of the Reference Underlying and you will receive one share of the Reference Underlying per Security at maturity. The Reference Underlying's volatility can change significantly over the term of the Securities and the price of the Reference Underlying could fall sharply, which could result in a significant loss of your investment. ***Accordingly, if the Final Price of the Reference Underlying is less than the Trigger Price, the shares you receive may be worth significantly less than your original investment amount and may have no value at all.***

♦ **YOU SHOULD NOT EXPECT TO PARTICIPATE IN ANY APPRECIATION IN THE PRICE OF THE REFERENCE UNDERLYING** — You will not participate in any appreciation in the price of the Reference Underlying, and you will receive only the Face Amount per Security (excluding any Coupon Payment) if the Final Price is greater than the Initial Price. Your return on the Securities (excluding any Coupon Payment) at maturity will exceed the Face Amount of the Securities only in the unlikely event that (1) the Final Price of the Reference Underlying is less than the Trigger Price on the Final Valuation Date (and, therefore, you receive a share of the Reference Underlying instead of a cash payment of the Face Amount at maturity) and (2) the market price of a share of the Reference Underlying at maturity is greater than the Initial Price. At a minimum, this circumstance would require the value of a share of the Reference Underlying to appreciate by at least 25.00% from the Final Valuation Date to the Maturity Date (a period of approximately three trading days).

♦ **CREDIT RISK OF THE ISSUER** — The Securities are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including Coupon Payments and any contingent protection provided at maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the Securities, and in the event Deutsche Bank AG were to default on its obligations, you may not receive the contingent protection or any other amount owed to you under the terms of the Securities.

♦ **CONTINGENT PROTECTION OF YOUR INITIAL INVESTMENT APPLIES ONLY IF YOU HOLD THE SECURITIES TO MATURITY** — You should be willing to hold your Securities to maturity. If you sell your Securities prior to maturity in the secondary market, you may have to sell them at a discount and your initial investment will not be protected.

♦ **INVESTING IN THE SECURITIES IS NOT THE SAME AS INVESTING IN THE REFERENCE UNDERLYING** — The return on your Securities may not reflect the return you would realize if you directly invested in the Reference Underlying. For instance, you will not receive or be entitled to receive any dividend payments or other distributions or other rights that holders of the Reference Underlying would have.

♦ **SINGLE STOCK RISK** — The price of the Reference Underlying can rise or fall sharply due to factors specific to that Reference Underlying and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

♦ **IF THE PRICE OF THE REFERENCE UNDERLYING CHANGES, THE VALUE OF YOUR SECURITIES MAY NOT CHANGE IN THE SAME MANNER** — Your Securities may trade quite differently from the Reference Underlying. Changes in the market price of the Reference Underlying may not result in a comparable change in the value of your Securities.

♦ **THERE MAY BE LITTLE OR NO SECONDARY MARKET FOR THE SECURITIES** — The Securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the Securities in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the Securities.

♦ **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES** — We expect that, generally, the stock price of the Reference Underlying, volatility of the Reference Underlying, factors specific to the issuer of the Reference Underlying, such as earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, will affect the value of the Securities more than any other single factor. However, the value of the Securities will be affected by a number of other factors that may either offset or magnify each other, including:

  • the time remaining to maturity of the Securities;
  • the market price and dividend rates of the Reference Underlying and the stock market generally;
  • interest and yield rates in the market generally and in the markets of the Reference Underlying;
  • a variety of economic, financial, political, regulatory or judicial events;
  • supply and demand for the Securities; and
  • our creditworthiness, including actual or anticipated downgrades in our credit ratings.

♦ **THE SECURITIES HAVE CERTAIN BUILT-IN COSTS** — While the Payment at Maturity described in this pricing supplement is based on your entire initial investment, the original Issue Price of the Securities includes the agents' commission and the estimated cost of hedging our obligations under the Securities through one or more of our affiliates. The hedging costs also include the projected profit that the Issuer or its affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The fact that the Issue Price of the Securities includes these commissions and hedging costs may adversely affect the price at which the Issuer or its affiliates may be willing to purchase the Securities in the secondary market, if any. In addition, the hedging activity of the Issuer or its affiliates may result in the Issuer or its affiliates receiving a profit from hedging, even if the value of the Securities declines. As a result, the price, if any, at which Deutsche Bank AG or its affiliates would be willing to purchase Securities from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Securities to maturity.

♦ **POTENTIAL DEUTSCHE BANK AG IMPACT ON PRICE** — Trading or transactions by Deutsche Bank AG or its affiliates in the Reference Underlying and/or over-the-counter options, futures or other instruments with returns linked to the performance of the Reference Underlying, may adversely affect the market price of the Reference Underlying and therefore, the value of the Securities.

♦ **POTENTIAL CONFLICT OF INTEREST** — Deutsche Bank AG and its affiliates may engage in business with the issuer of the Reference Underlying, which may present a conflict between the obligations of Deutsche Bank AG and you, as a holder of the Securities. The calculation agent, an affiliate of Deutsche Bank AG, will determine the Final Price of the Reference Underlying and Payment at Maturity based on Closing Price of the Reference Underlying in the market. The calculation agent can postpone the determination of the Final Price of the Reference Underlying or the Maturity Date if a market disruption event occurs on the Final Valuation Date.

♦ **WE AND OUR AFFILIATES OR UBS AG AND ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE FINAL PRICE OF THE REFERENCE UNDERLYING AND THE VALUE OF SECURITIES** — We, our affiliates and agents, and UBS AG and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the Securities, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Securities. Any research, opinions or recommendations expressed by us, our affiliates or agents, or UBS AG or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Securities and the Reference Underlying to which the Securities are linked.

♦ **TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES, OR UBS OR ITS AFFILIATES, IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES** — We or one or more of our affiliates may hedge our exposure from the Securities by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Reference Underlying and make it less likely that you will receive a return on your investment in the Securities. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the Securities declines. We or our affiliates, or UBS or its affiliates, may also engage in trading in instruments linked to the Reference Underlying on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates, or UBS or its affiliates, may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Reference Underlying. By introducing competing products into the marketplace in this manner, we or our affiliates, or UBS or its affiliates, could adversely affect the value of the Securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the Securities.

♦ **THE ANTI-DILUTION PROTECTION IS LIMITED** — The calculation agent will make adjustments to the Share Adjustment Factor, which will initially be set at 1.0, for certain events affecting the Reference Underlying. See "Description of Securities — Anti-Dilution Adjustments for Common Stock" in the accompanying product supplement. The calculation agent is not required, however, to make such adjustments in response to all events that could affect the Reference Underlying. If an event occurs that does not require the calculation agent to make an adjustment, the value of the Securities may be materially and adversely affected.

♦ **IN SOME CIRCUMSTANCES, YOU MAY RECEIVE THE COMMON STOCK OF ANOTHER COMPANY AND NOT THE REFERENCE UNDERLYING AT MATURITY** — Following certain corporate events relating to the issuer of the Reference Underlying (the "**Reference Underlying Issuer**") where such issuer is not the surviving entity, you may receive the common stock of a successor to the Reference Underlying Issuer or any cash or any other assets distributed to holders of the Reference Underlying in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Securities. For more information, see the section "Description of Securities — Anti-Dilution Adjustments for Common Stock" in the accompanying product supplement. Regardless of the occurrence of one or more dilution or reorganization events, you should note that at maturity you will receive an amount in cash equal to the Face Amount per Security unless the Final Price of the Reference Underlying is less than the Trigger Price (as such Trigger Price may be adjusted by the Calculation Agent upon occurrence of one or more such events).

♦ **THERE IS NO AFFILIATION BETWEEN THE ISSUER OF THE REFERENCE UNDERLYING AND US, AND WE ARE NOT RESPONSIBLE FOR ANY DISCLOSURE BY SUCH ISSUER** — We are not affiliated with the Reference Underlying Issuer. However, we and our affiliates may currently or from time to time in the future engage in business with the Reference Underlying Issuer. Nevertheless, neither we nor our affiliates assume any responsibility for the accuracy or the completeness of any information about the Reference Underlying and the Reference Underlying Issuer. You, as an investor in the Securities, should make your own investigation into the Reference Underlying and the Reference Underlying Issuer. The Reference Underlying Issuer is not involved in the offering of the Securities in any way, and the Reference Underlying Issuer has no obligation of any sort with respect to your Securities. The Reference Underlying Issuer has no obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your Securities.

♦ **PAST PERFORMANCE OF THE REFERENCE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE** — The actual performance of the Reference Underlying may bear little relation to the historical prices of the Reference Underlying, and may bear little relation to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Reference Underlying.

♦ **THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR** — There is no authority regarding the proper U.S. federal income tax treatment of the Securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the Securities are uncertain, and the IRS or a court might not agree with the treatment of the Securities described herein. If the IRS were successful in asserting an alternative treatment for the Securities, the tax consequences of ownership and disposition of the Securities could be affected materially and adversely. In addition, as described above under "What are the Tax Consequences of an Investment in the Securities?", in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the Securities would be viewed as similar to the typical prepaid forward contract described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect. Prospective investors should review carefully the section of the accompanying product supplement entitled "U.S. Federal Income Tax Consequences," and consult their tax advisers regarding the U.S. federal tax consequences of an investment in the Securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

## Information about the Reference Underlying

All disclosures contained in this pricing supplement regarding the Reference Underlying are derived from publicly available information. Neither Deutsche Bank AG nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the Reference Underlying contained in this pricing supplement. You should make your own investigation into the Reference Underlying.

Included on the following pages is a brief description of the Reference Underlying Issuer. We obtained the closing price information set forth below from Bloomberg, and we have not participated in the preparation of, or verified, such information. You should not take the historical prices of the Reference Underlying as an indication of future performance. The Reference Underlying is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by Reference Underlying Issuer with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC's web site is http://www.sec.gov. Information filed with the SEC by Reference Underlying Issuer under the Exchange Act can be located by reference to its SEC file number provided below.

In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

## Cisco Systems, Inc.

According to publicly available information, Cisco Systems, Inc. designs, manufactures and sells internet protocol-based networking and other products related to the communications and information technology industry. Information filed by Cisco Systems, Inc. with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-18225, or its CIK Code: 0000858877. Cisco Systems, Inc. is traded on the NASDAQ Global Select Market under the symbol "CSCO US <EQUITY>."

*Historical Information*

The following table sets forth the quarterly high and low closing prices for common stock of Cisco Systems, Inc., based on daily closing prices on the primary exchange for Cisco Systems, Inc., as reported by Bloomberg. Cisco Systems, Inc.'s closing price on May 27, 2010 was $23.65.

| Quarter Begin | Quarter End | Quarterly High | Quarterly Low | Quarterly Close |
|---|---|---|---|---|
| 1/1/2005 | 3/31/2005 | $19.32 | $17.18 | $17.89 |
| 4/1/2005 | 6/30/2005 | $20.00 | $17.02 | $19.08 |
| 7/1/2005 | 9/30/2005 | $20.17 | $17.40 | $17.92 |
| 10/1/2005 | 12/31/2005 | $17.87 | $16.93 | $17.12 |
| 1/1/2006 | 3/31/2006 | $21.97 | $17.45 | $21.67 |
| 4/1/2006 | 6/30/2006 | $21.86 | $19.30 | $19.53 |
| 7/1/2006 | 9/30/2006 | $23.50 | $17.24 | $22.98 |
| 10/1/2006 | 12/31/2006 | $27.63 | $23.41 | $27.33 |
| 1/1/2007 | 3/31/2007 | $28.92 | $25.30 | $25.53 |
| 4/1/2007 | 6/30/2007 | $28.36 | $25.40 | $27.85 |
| 7/1/2007 | 9/30/2007 | $33.23 | $28.10 | $33.13 |
| 10/1/2007 | 12/31/2007 | $34.08 | $26.54 | $27.07 |
| 1/1/2008 | 3/31/2008 | $26.75 | $22.88 | $24.09 |
| 4/1/2008 | 6/30/2008 | $27.54 | $22.84 | $23.26 |
| 7/1/2008 | 9/30/2008 | $24.91 | $21.04 | $22.56 |
| 10/1/2008 | 12/31/2008 | $21.25 | $14.47 | $16.30 |
| 1/1/2009 | 3/31/2009 | $18.14 | $13.62 | $16.77 |
| 4/1/2009 | 6/30/2009 | $20.10 | $16.85 | $18.65 |
| 7/1/2009 | 9/30/2009 | $23.63 | $18.13 | $23.54 |
| 10/1/2009 | 12/31/2009 | $24.38 | $22.67 | $23.94 |
| 1/1/2010 | 3/31/2010 | $26.65 | $22.47 | $26.03 |
| 4/1/2010 | 5/27/2010* | $27.57 | $22.91 | $23.65 |

* As of the date of this pricing supplement available information for the second calendar quarter of 2010 includes data for the period through May 27, 2010. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2010.

The graph below illustrates the performance of Cisco Systems, Inc.'s common stock from May 27, 2005 through May 27, 2010, based on information from Bloomberg, and we have not participated in the preparation of, or verified, such information. **Past performance of the Reference Underlying is not indicative of the future performance of the Reference Underlying.**



**Historical Performance of the Common Stock of Cisco Systems, Inc.**

**Source: Bloomberg**

UBS Financial Services Inc. and its affiliates, and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive or allow as a concession or reallowance to other dealers discounts and commissions of 2.00% of the Face Amount of the Securities. We have agreed that UBS Financial Services Inc. may sell all or part of the Securities that it purchases from us to its affiliates at the price to the public indicated on the cover of this pricing supplement minus a concession not to exceed the discounts and commissions indicated on the cover. DBSI, one of the agents for this offering, is our affiliate. In accordance with NASD Rule 2720, DBSI may not make sales in this offering to any discretionary account without the prior written approval of the customer. See "Underwriting (Conflicts of Interest)" in the accompanying product supplement.